EXHIBIT 16

March 30, 2004

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Gentlemen:

We have read Item 9 of Form 10-K dated March 30, 2004, of Bally Total Fitness Holding Corporation and are in agreement with the statements contained in the first, second, third, fourth, sixth, and eighth paragraphs therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

Regarding the registrant’s statement concerning the material weakness in internal accounting control related to accounting for the deferral of revenue related to prepayments of non-obligatory dues revenue, included in the fourth paragraph of Item 9, we had considered such matter in determining the nature, timing and extent of procedures performed in our audit of the registrant’s financial statements for each of the three years in the period ended December 31, 2003.

/s/ Ernst & Young LLP